FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, November 30th, 2011

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago

REF: MATERIAL FACT

Dear Sir,

In accordance with articles 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, being duly authorized by the Board of the Company for this purpose, I inform you as material fact that the Board of Empresa Nacional de Electricidad S.A., at its meeting held on November 30th , 2011, agreed to distribute on January 19th , 2012, an interim dividend of Ch$5.08439 per share attributable to the fiscal period of 2011, corresponding to 15% of net earnings as of September 30th , 2011, in accordance with the Company’s dividend policy.

Also, in accordance to the Superintendency’s Circular 660/86, attached you will find Form No. 1 which includes information on the abovementioned interim dividend, whose distribution and payment has been agreed by the Board of Empresa Nacional de Electricidad S.A., at its meeting held on November 30th, 2011.

Yours sincerely,

Joaquín Galindo Vélez

Chief Executive Officer

Endesa Chile

SUPERINTENDENCY

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM No.°1

DIVIDEND DISTRIBUTION

0.01 Original Information: YES	0.02 Date: 30 / 11 / 2011 (DD MM YY)

1. COMPANY IDENTIFICATION

1.01 Tax No.°: 91.081.000-6 1.03 Company: EMPRESA NACIONAL DE ELECTRICIDAD S.A. 1.05 Affected series: Unique . 1.07 Individualization movement: 51	1.02 Date: 30 / 11 / 2011 (DD MM YY) 1.04 Securities Registry N°: 114 1.06 Ticker local Exchange: ENDESA

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 30/ 11 / 2011 (DD MM YY)

2.02 Agreement Settlement: 3 . (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting)

2.03 Amount of the dividend: Ch$ 41,700,889,500__

2.04 Type of currency: $ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 8,201,754,580	3.02 Closing Date: 13 / 01 / 2012 (DD MM YY)

4. DIVIDEND INFORMATION

4.01 Type of dividend: 1.  (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 31 / 12 / 11 (DD MM YY)

4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$_5.08439 /share 5.03 Payment Date: 19 / 01 / 2012 (DD MM YY)	5.02 Type of currency: $ --.

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Start Date: ___ /    /    (DD MM YY)

6.02 Expiration Option Date:___ /   /_ (DD MM YY)

6.03 Date of the distribution of shares : ___/   /__ (DD MM YY)

6.04 Series to choose:_______________ (Only if the option is in shares of the issuance)

6.05 Shares post movement:_______________ (Only if the option is in shares of the issuance)

6.06 Tax No.° of the Issuer:_______________ (Only if the option is in shares in which the company is holder)

6.07 Ticker local Exchange:_______________

6.08 Factor of shares: shares to be received by one share with rights

6.09 Share price:_______________Ch$ / share.                                                      6.10 Type of currency: $ . _______________

7. COMMENTS

-          The Company will inform opportunely to shareholders the tax treatment that will correspond to the dividend reported in this form.

-          The payment of this dividend will be announced through a notice published in the newspaper "El Mercurio" of Santiago, dated January 10th, 2012.

-          Empresa Nacional de Electricidad S.A. is a public company.

-          The dividend payment will be charged to net earnings as of December 31st , 2011.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  CLAUDIO IGLESIS GUILLARD  -  CARLOS MARTIN VERGARA

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V
Joaquín Galindo V. Chief Executive Officer

Dated: November 30, 2011